Nofire Technologies Inc.
201-818-1616






March 28, 2005



Mr. Jeffrey Gordon
Staff Accountant
Securities and Exchange Commission
Washington, D.C. 20549


Dear Mr. Gordon:

With regards to your inquiry regarding our termination of the Radin Glass & Co., LLP, New York based accounting firm and the subsequent hiring of the Sherb & Co., LLP, New York based accounting firm, we hired Sherb & Co,
 LLP for the following reasons; (a) the audit firm Sherb & Co., LLP has significant experience with regards to auditing small publicly held companies
 (b) the registrants audit partner formerly at Radin Glass & Co., LLP merged with Sherb & Co., LLP as a result of Radin Glass & Co., LLP?s desire to reduce the size of their SEC accounting practice.

We confirm that our operations and the assets of the Company continues to be located in the state of New Jersey. The annual audit will be performed at our offices in New Jersey.

We realize the accounting firm Sherb & Co., LLP is not a licensed New Jersey firm. We also have been informed by Sherb & Co., LLP that the accounting firm and or its partners have in fact been in the process of applying for such a license from the State of New Jersey. We understand that the SEC does provide time for the accounting firm and or its partners to become licensed in our state, upon accepting an out of state engagement. We will inform you upon request when Sherb & Co., LLP and or its partners have become licensed in the state of New Jersey. We understand that it is our responsibility to ensure our auditors are licensed in our state to perform auditing services for us.

Please contact us if you have any additional questions.

Sincerely,


Sam Oolie, CFO